Lazard Retirement Series, Inc.



Sub-Item 77C (Results of a Special Meeting of Shareholders)

A special meeting of shareholders was held on September 15, 2005, to vote on the following proposals. The proposals received the required number of votes of shareholders and were adopted.
Proposal 1: To approve a new Investment Management Agreement between the Fund and the Investment Manager.

Portfolio	Voted For         Voted Against       Abstentions
Equity		370,857.013 	1,862.565	      21,027.605
Small Cap	4,992,533.669	83,330.383	      217,226.214
International
Equity		17,570,452.795	1,586,855.424         56,772.450
Emerging Markets2,794,605.423	26,401.304	      4,587.865

Proposal 2: On the election to the Board of Directors of Charles Carroll and Robert M. Solmson.
Nominees:               Votes For   	Withheld Authority
Charles Carroll		25,933,387.877	1,793,124.833
Robert M. Solmson	25,914,037.334	1,812,475.376